SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Modem Media, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

607533106

(CUSIP number)

David W. Kenny

Chairman and Chief Executive Officer

Digitas Inc.

The Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 867-1000

(Name, address and telephone number of person authorized to receive notices and communications)

July 15, 2004

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 607533106	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Digitas Inc. 04-3494311
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER See response to Item 5 8. SHARED VOTING POWER See response to Item 5 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See response to Item 5
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14.	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 607533106	Page 3 of 9 Pages

ITEM 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D (the “Schedule 13D”) relates is the common stock, par value $.001 per share (the “Common Stock”), of Modem Media, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 230 East Avenue, Norwalk, CT 06855.

This filing of the Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D or that any amendment thereto is required to be filed.

ITEM 2. Identity and Background.

(a), (b) and (c) This statement is filed by Digitas Inc., a Delaware corporation with its principal place of business and executive office at 800 Boylston Street, Boston, MA 02199 (“Digitas”). Digitas offers marketing services and strategy to design, build and run the marketing engines that drive customer acquisition, cross-sell, loyalty, affinity and care operations for world-leading marketers.

Attached hereto as Schedule I is a list of the directors and executive officers of Digitas which contains the following information with respect to each such person:

(i) name;

(ii) business address; and

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) and (e) During the past five years, neither Digitas nor, to the knowledge of Digitas, any executive officer or director of Digitas, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in Digitas or any executive officer or director of Digitas being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of Digitas, each person identified in Schedule I hereto is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.

As described in Items 4 and 5 below, Digitas has been given a proxy with respect to, but has not purchased, shares of Common Stock of the Company. Digitas has not expended any funds in connection therewith.

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ITEM 4. Purpose of Transactions.

(a) and (b) On July 15, 2004, Digitas entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Digitas Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Digitas (“MergerCo”) and the Company pursuant to which, MergerCo will be merged with and into the Company (the “Merger”). Under the terms of the Merger Agreement, each share of Common Stock of the Company issued and immediately outstanding prior to the effective time of the Merger will be converted into the right to receive, at the effective time of the Merger, 0.70 shares of Digitas common stock (plus cash in lieu of fractional shares). The Merger is subject to customary closing conditions and regulatory approvals, as well as the approval of the stockholders of Digitas and the Company.

In connection with the Merger Agreement, Digitas entered into voting agreements (the “Voting Agreements”) with the directors and executive officers of the Company set forth in Schedule II attached hereto (collectively, the “Stockholders”). Pursuant to the Voting Agreements, each of the Stockholders agreed to vote and has granted to Digitas an irrevocable proxy and power of attorney to vote his or her shares of Common Stock of the Company owned as of July 15, 2004 and acquired thereafter (the “Shares”) (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger and (ii) against (x) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation, or warranty or any other obligation or agreement of the Company contained in the Merger Agreement such that the conditions to closing set forth in the Merger Agreement would not be satisfied or (y) approval or adoption of any Acquisition Proposal (as defined in the Merger Agreement), or any agreement or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

The purpose of the transactions contemplated by the Voting Agreements is to consummate the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) If the Merger is consummated, in accordance with the terms of the Merger Agreement, the directors and officers of MergerCo immediately prior to the effective time of the Merger will become the directors and officers of the surviving corporation each to hold office in accordance with the certificate of incorporation and bylaws of the surviving corporation.

(e) Other than as a result of the Merger described in Item 4(a) and (b) above, not applicable.

(f) Not applicable.

(g) If the Merger is consummated, in accordance with the terms of the Merger Agreement, the certificate of incorporation of MergerCo, as in effect immediately prior to the effective time of the Merger, will become the certificate of incorporation of

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CUSIP NO. 607533106	Page 5 of 9 Pages

the surviving corporation, until thereafter amended as provided therein and in accordance with applicable law. If the Merger is consummated, in accordance with the terms of the Merger Agreement, the bylaws of MergerCo, as in effect immediately prior to the effective time of the Merger, will become the bylaws of the surviving corporation until thereafter amended as provided therein and in accordance with applicable law.

(h) and (i) As a result of the Merger, Digitas expects that the Company will request that its Common Stock be delisted from The Nasdaq National Market and that the Company will file a Form 15 terminating registration of the Common Stock pursuant to the Securities Exchange Act of 1934, as amended.

(j) Except as set forth above or in Item 5, Digitas currently does not have any plans or proposals concerning the Company with respect to the matters set forth in subparagraphs (a) through (j) of Item 4 of this Schedule.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of voting agreement included as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b) As a result of the Voting Agreements, Digitas may be deemed to have sole power to control the vote of the Shares on the matters related to the Merger. Digitas has no voting power with respect to any other matters. More specifically, pursuant to the Voting Agreements, Digitas has the sole power to vote, and may be deemed to be the beneficial owner of an aggregate of 3,738,455 shares of the Common Stock of the Company, representing approximately 12.7% of the outstanding shares of the Common Stock of the Company (including any stock options of the Stockholders which may be exercisable within 60 days of the date hereof). This percentage is based upon 27,365,056 outstanding shares of the Company’s Common Stock as listed in the Company’s capitalization representation and warranty set forth in the Merger Agreement. Digitas has no power to dispose of the Shares. To the best knowledge of Digitas, no person referenced in Schedule I owns any shares of the Company’s Common Stock.

(c) Neither Digitas nor, to the knowledge of Digitas, any person named in Schedule I hereto has effected any transactions in the Company’s Common Stock in the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

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CUSIP NO. 607533106	Page 6 of 9 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Merger Agreement, the Merger and the Voting Agreements in Items 4 and 5 above are incorporated herein by reference. Other than the Merger Agreement and the Voting Agreements, to the best knowledge of Digitas, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities referenced in Item 2 or between such persons or entities and any other person or entity with respect to the securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 99.1.	Agreement and Plan of Merger, dated as of July 15, 2004, incorporated by reference to Digitas Inc.’s Current Report on Form 8-K, filed on July 15, 2004.

Exhibit 99.2.	Form of Voting Agreement, dated as of July 15, 2004, by and between Digitas Inc. and certain stockholders of Modem Media, Inc.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2004

DIGITAS INC.

By:	/s/ Joshua S. Goodman
Name:	Joshua S. Goodman
Title:	Vice President and Assistant Secretary

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SCHEDULE I

The business address of each of the following directors and executive officers of Digitas Inc., a Delaware corporation (“Digitas”) is c/o Digitas Inc., 800 Boylston Street, Boston, Massachusetts 02199, except as otherwise indicated.

David W. Kenny. Mr. Kenny is the Chairman and Chief Executive Officer of Digitas.

Jeffrey J. Cote. Mr. Cote is the Chief Financial Officer and Chief Administrative Officer of Digitas.

Laura W. Lang. Ms. Lang is President of Digitas.

Anne Drapeau. Ms. Drapeau is Chief People Officer of Digitas.

James Rossman. Mr. Rossman is Chief Operating Officer of Digitas.

Ernest W. Cloutier. Mr. Cloutier is Secretary and General Counsel of Digitas.

Brian K. Roberts. Mr. Roberts is Senior Vice President, Chief Accounting Officer and Controller of Digitas.

Gregor S. Bailar. Mr. Bailar is a director of Digitas and Executive Vice President and Chief Information Officer for Capital One Financial Corporation, a holding company whose subsidiaries market a variety of consumer financial products and services (“Capital One”). The address of Capital One is 1680 Capital One Drive, McLean, Virginia 22102.

Michael E. Bronner. Mr. Bronner is a director of Digitas and the Founder and Chairman of Upromise, Inc., a college savings network located at 117 Kendrick Street, Suite 200, Needham, Massachusetts 02494.

Robert Glatz. Mr. Glatz, who is currently retired, is a director of Digitas.

Philip U. Hammarskjold. Mr. Hammarskjold is a director of Digitas and Managing Director of Hellman & Friedman LLC, a private equity investment firm located at One Maritime Plaza, 12th Floor, San Francisco, California 94111.

Arthur Kern. Mr. Kern is a director of Digitas. Mr. Kern is a private investor.

Gail J. McGovern. Ms. McGovern is a director of Digitas and a Professor of Management Practice at Harvard Business School located at Soldiers Field Road, Boston, Massachusetts 02163.

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SCHEDULE II

Robert H. Beeby

Frank J. Connolly, Jr.

David P. Lynch

Gerald M. O’Connell

Marc C. Particelli

Don Peppers

Donald L. Seeley

Joseph R. Zimmel